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EXHIBIT 1

                       [letterhead of Michael J. Collins]



                                October 18, 1999

Mr. Ronald A. Norelli
Chairman of the Board of Directors
CEM Corporation


Dear Ron:

         I am writing to propose an acquisition transaction that I believe will provide an excellent value for our shareholders and is also in the best interests of our employees and customers. As you know, I beneficially own 504,892 shares of the company's common stock (or 16.5% of the outstanding shares). I am proposing to acquire the remaining shares of common stock in a cash merger transaction at a price of $8.40 per share. In addition, all outstanding stock options under the company's plans with an exercise price of less than $8.40 would be exchanged for cash equal to the excess of $8.40 over the exercise price.

         The proposed price represents a significant premium of approximately 46% over today's closing price of $5.75. In addition, this price represents a multiple of 6.5 times CEM's EBITDA for the 1999 fiscal year. This significantly exceeds the premium and approximates the multiple paid last month in the going-private acquisition of Instron Corporation, a instrument company in the same industry with revenues of over six times that of CEM. This 46% premium also significantly exceeds the 29% average premium paid in the 34 going-private transactions that have occurred since October 1997.

         The acquisition would be effected by means of a merger of the company with a corporation to be formed by me for that purpose ("Newco") or with a wholly owned subsidiary of Newco. In either case CEM would be the surviving corporation. The details of the proposed merger will be contained in a draft merger agreement that I will deliver to you promptly. The proposed merger agreement will contain customary or expected conditions, such as obtaining necessary regulatory approvals and third-party consents, if any; absence of certain adverse changes; and approval by the board of directors and adoption by the company's shareholders of the merger agreement pursuant to the company's articles of incorporation and North Carolina law.

         The proposed merger agreement will not contain a financing condition. I have engaged Wachovia Securities, Inc. to assist me in obtaining financing. Earlier today I accepted a term sheet from Banc of America Commercial Finance Corporation to provide the necessary financing. A copy of the term sheet is enclosed.



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Mr. Ronald A. Norelli
Chairman  of the Board of Directors
CEM Corporation
October 18, 1999
Page 2
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         I strongly believe my proposal is in the best interests of our public shareholders. As you know, the trading volume in our stock is extremely low, with trading volume over the past 12 months averaging approximately 4,200 shares a day. The market is not providing adequate liquidity to our shareholders as demonstrated by the reduction in volume and price since the company suspended its buyback program. Moreover, a buyback program can provide only marginal liquidity, and the company can purchase shares in the program only at the prevailing market price, which may not be a fair price to our shareholders. Because of our size and the lack of equity research coverage for our stock and the analytical instruments industry in general (factors in large measure beyond our control), it is and will continue to be difficult for the company to attract new investor interest and for our shareholders to get a fair price when selling their shares in the market.

         I also believe that my proposal is in the best long-term interests of the company, its employees, customers and suppliers. My proposal does not depend on selling off any company assets, layoffs or termination of benefits or in any way reducing the quality of our products or the pace of our product development. As you know, the expense and pressures of being a public company are significant for a company of our size. I believe elimination of those expenses and pressures will be important factors in the company's success following the proposed merger.

         I recognize that the board need not pursue my proposal. I want to emphasize that I am committed to the long-term development of the company whether or not the board decides to pursue my proposal. I have devoted more than 21 years to CEM, and I intend to remain in my current role as President and Chief Executive Officer as long as the board and the shareholders will allow me. In addition, I have no interest in reducing my ownership in the company or otherwise selling my shares.

         As required by law, I will file a Schedule 13D with the Securities and Exchange Commission to report my proposal made by this letter. A copy of this letter will be attached as an exhibit.

         I look forward to the board's consideration of my proposal.


                                                    Very truly yours,

                                                    /s/ Michael J. Collins

                                                    Michael J. Collins